

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

<u>Via E-mail</u>
Martin R. Benante,
Chief Executive Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054

      RE: Curtiss-Wright Corporation
              Form 10-K
              Filed on February 24, 2012
              File No. 001-00134
              Definitive Proxy Statement on Schedule 14A
              Filed on March 22, 2012
              File No. 001-00134

Dear Mr. Benante:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Terence O'Brien

                                          Terence O'Brien
                                          Accounting Branch Chief